Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

SANOFI

AND

RETROPHIN, INC.

May 22, 2015

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 22, 2015 (the “Effective Date”), by and between SANOFI (“Buyer”) and RETROPHIN, INC. (“Seller”). Buyer and Seller may hereinafter be referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller is the holder of all right, title and interest in and to the Priority Review Voucher (as defined below), which was acquired by Seller from Asklepion Pharmaceuticals, LLC (“Asklepion”) pursuant to the Asset Purchase Agreement dated as of January 10, 2015 by and between Seller and Asklepion (including all Ancillary Agreements (as defined therein), collectively, the “Asklepion APA”).

WHEREAS, Seller and Buyer each (i) desire that Buyer purchase from Seller, and Seller sell, transfer and assign to Buyer, the Purchased Assets (as defined below), all on the terms set forth herein (such transaction, the “Asset Purchase”) and (ii), in furtherance thereof, have adopted and approved this Agreement and, upon the terms and subject to the conditions set forth in this Agreement, have approved the Asset Purchase and the other transactions contemplated by this Agreement in accordance with all applicable Legal Requirements (as defined below).

WHEREAS, Seller and Buyer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and their mutual undertakings hereinafter set forth, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(a) “Affiliate” means any Person which, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a Party to this Agreement, for so long as such control exists, whether such Person is or becomes an Affiliate on or after the Effective Date. A Person shall be deemed to “control” another Person if it: (i) with respect to such other Person that is a corporation, owns, directly or indirectly, beneficially or legally, at least fifty percent (50%) of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by such Person in a particular jurisdiction) of such other Person, or, with respect to such other Person that is not a corporation, has other comparable ownership interest; or (ii) has the power, whether pursuant to contract, ownership of securities or otherwise, to direct the management and policies of such other Person.

(b) “Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.

(c) “Confidential Information” means (i) any and all confidential and proprietary information, including but not limited to, data, results, conclusions, know-how, experience, financial information, plans and forecasts, that may be delivered, made available, disclosed or communicated by a

Party or its Affiliates or their respective Representatives to the other Party or its Affiliates or their respective Representatives, related to the subject matter hereof or otherwise in connection with this Agreement and (ii) the terms, conditions and existence of this Agreement. “Confidential Information” will not include information that (i) at the time of disclosure, is generally available to the public, (ii) after disclosure hereunder, becomes generally available to the public, except as a result of a breach of this Agreement by the recipient of such information, (iii) becomes available to the recipient of such information from a Third Party that is not legally or contractually prohibited by the disclosing Party from disclosing such Confidential Information; or (iv) was developed by or for the recipient of such information without the use of or reference to any of the Confidential Information of the disclosing Party or its Affiliates, as evidenced by the recipient’s contemporaneous written records. Notwithstanding anything herein to the contrary, all Confidential Information included within the Purchased Assets shall constitute Confidential Information of the Buyer from and after the Closing Date.

(d) “Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

(e) “Electronic Data Room” means the virtual data room established by Seller relating to the Purchased Assets.

(f) “Encumbrance” means any lien, pledge, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, security interest, encumbrance, adverse claim, interference or restriction on use or transfer.

(g) “FDA” means the United States Food and Drug Administration.

(h) “FDA Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

(i) “Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

(j) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(k) “Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to a Party or to any of its assets, properties or businesses. Legal Requirements shall include, with respect to Seller, any responsibilities, requirements, parameters and conditions relating to the Priority Review Voucher set forth in the NDA 205750 approval letter from the Department of Health and Human Services to Asklepion, Reference ID 3720341, regarding approval of the Subject NDA.

(l) “Liabilities” means all debts, liabilities and obligations, whether presently in existence or arising hereafter, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

(m) “Order” means any order, decree, edict, injunction, writ, award or judgment of any Governmental Entity.

(n) “Permitted Encumbrance” means any (i) liens for taxes not yet due and payable; (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; and/or (iii) other minor imperfections of title or Encumbrances that would not, individually or in the aggregate, reasonably be expected to restrict, limit or preclude the transfer and/or use of the Purchased Assets to or by Buyer.

(o) “Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

(p) “Priority Review” means a priority review of and action upon a human drug application by the FDA not later than six (6) months after the filing of such application to the FDA, as defined in the FDA Act (21 U.S.C. 360ff).

(q) “Priority Review Voucher” means the priority review voucher issued by the United States Secretary of Health and Human Services, Food and Drug Administration, to Asklepion, as evidenced in the Federal Register, Volume 80, No. 66, 18628, tracking number PRV NDA 205750, as the sponsor of a rare pediatric disease product application, that entitles the holder of such voucher to Priority Review of a single human drug application submitted under Section 505(b)(l) of the FDA Act or a single biologic application submitted under Section 351 of the Public Health Service Act, as further defined in the FDA Act (21 U.S.C. 360ff), which priority review voucher was transferred by Asklepion to Seller pursuant to the Asklepion APA in connection with Seller’s acquisition of the Subject NDA.

(r) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

(s) “Purchased Assets” means (i) the Priority Review Voucher, and (ii) any and all rights, benefits and entitlements afforded to the holder of the Priority Review Voucher.

(t) “Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

(u) “Subject NDA” means NDA 205750 for CHOLBAM (Cholic Acid) Capsules, 50mg and 250mg.

(v) “Third Party” means any Person other than a Party and such Party’s Affiliates.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale; No Assumed Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, transfer, convey, assign and deliver to Buyer at the Closing all of the Purchased Assets free and clear of all Encumbrances.

(b) Buyer shall not assume or be liable for any Liabilities of Seller or its Affiliates (fixed, contingent or otherwise, and whether or not accrued) relating to the Purchased Assets (such Liabilities, “Excluded Liabilities”).

2.2 Purchase Price. The total consideration to be paid by Buyer for all of the Purchased Assets shall be TWO HUNDRED FORTY-FIVE MILLION U.S. DOLLARS (U.S. $245,000,000) (the “Purchase Price”), payable as follows:

(a) ONE HUNDRED FIFTY MILLION U.S. DOLLARS (U.S. $150,000,000) payable in full on the Closing Date (the “Closing Date Payment”);

(b) FORTY-SEVEN MILLION FIVE HUNDRED THOUSAND U.S. DOLLARS ($47,500,000), on the first anniversary of the Closing Date; and

(c) FORTY-SEVEN MILLION FIVE HUNDRED THOUSAND U.S. DOLLARS ($47,500,000), on the second anniversary of the Closing Date.

2.3 Method of Payment. All payments to Seller shall be made in cash by wire transfer of immediately available funds to a bank account specified by Seller in writing to Buyer at least three (3) Business Days prior to the applicable payment date.

ARTICLE III

CLOSING

3.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall be conducted telephonically and/or via email, facsimile transfer or other similar means of correspondence on such date to be mutually agreed upon by Buyer and Seller, which date (a) shall be no later than the third Business Day after all of the conditions set forth in ARTICLE VI have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), but (b) shall be no earlier than July 1, 2015. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”.

3.2 Transactions to be Effected at Closing. At the Closing,

(a) Seller shall deliver, or cause to be delivered, to Buyer the item referred to in Section 6.2(c), appropriately executed;

(b) Buyer shall deliver, or cause to be delivered, to Seller the item referred to in Section 6.3(c), appropriately executed;

(c) Buyer shall make the Closing Date Payment to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Buyer, such designation to occur at least three (3) Business Days prior to the Closing Date;

(d) Seller shall submit to the FDA and Buyer a letter, substantially in the form set forth on Exhibit A hereto and duly executed by Seller, notifying the FDA of the transfer of the Priority Review Voucher from Seller to Buyer, in accordance with applicable Legal Requirements; and

(e) Buyer shall submit to the FDA and Seller a letter, substantially in the form set forth on Exhibit B hereto and duly executed by Buyer, notifying the FDA of the transfer of the Priority Review Voucher from Seller to Buyer, in accordance with applicable Legal Requirements.

3.3 Title Passage. Upon the Closing, all of the right, title and interest of Seller in and to the Purchased Assets shall pass to Buyer.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer, as of the Effective Date, as follows:

4.1 Organization, Standing and Power. Seller is a corporation duly organized and validly existing under the laws of the State of Delaware. Seller has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect any of the Purchased Assets or Seller’s ability to consummate the transactions contemplated by this Agreement. Seller is not in violation of its certificate of incorporation or bylaws, in each case as amended to date.

4.2 Due Authority. Seller has the corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Seller, and this Agreement has been duly executed and delivered by Seller. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 Noncontravention. The execution and delivery by Seller of this Agreement does not, and the consummation of the transactions contemplated hereby, including the transfer of title to, ownership in, and possession of the Purchased Assets, will not, (a) result in the creation of any Encumbrance on any of the Purchased Assets or (b) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Seller, in each case as amended to date, (ii) any Contract (including the Asklepion APA) to which Seller is a party or by which it is bound which involves or affects in any way any of the Purchased Assets or (iii) except as may be required to comply with the HSR Act, any Legal Requirements applicable to Seller or any of the Purchased Assets.

4.4 No Consents. Except for the letters referenced in Sections 3.2(d) and 3.2(e) and the filing of a Premerger Notification and Report Form under the HSR Act, no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Seller to enter into, and to perform its obligations under, this Agreement.

4.5 Title to Purchased Assets. Seller is the sole and exclusive owner of the Purchased Assets and owns and at the Closing will transfer to Buyer good and transferable title to the Purchased Assets free and clear of any Encumbrances other than Permitted Encumbrances. Seller has performed all actions necessary to perfect its ownership of, and its ability to transfer, the Purchased Assets, subject only to the release of any and all Encumbrances in or on the Purchased Assets in favor of the lenders under the Credit Agreement, dated as of June 30, 2014, by and among Seller, the lenders from time to time party thereto and U.S. Bank National Association, as administrative agent and collateral agent (the “Credit Agreement”, and such release, the “Lender Release”).

4.6 Contracts. Except for this Agreement, there is no Contract to which Seller or any Affiliate of Seller is a party that involves or affects the ownership of, licensing of, title to, or use of any of the Purchased Assets.

4.7 Compliance With Legal Requirements. Seller and its Affiliates are, and at all times have been, in full compliance with each Legal Requirement that is or was applicable to (a) Seller’s and its Affiliates’ conduct, acts, or omissions with respect to any of the Purchased Assets or (b) any of the Purchased Assets. Seller and its Affiliates have not received any notice or other communication (whether oral or written) from any Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any such Legal Requirement.

4.8 Legal Proceedings. There is no pending, or to Seller’s knowledge, threatened Proceeding that involves or affects (or may involve or affect) the ownership of, licensing of, title to, or use of any of the Purchased Assets. None of the Purchased Assets are subject to any Order of any Governmental Entity or arbitrator.

4.9 Governmental Authorizations. Seller is not required to hold any license, registration, or permit issued by any Governmental Entity to own, use or transfer the Purchased Assets, other than such licenses, registrations or permits that have already been obtained.

4.10 Solvency. Seller is not entering into this Agreement with the actual intent to hinder, delay, or defraud any creditor of Seller. The remaining assets of Seller after the Closing will not be unreasonably small in relation to the business in which Seller will engage after the Closing. Upon and immediately following the Closing Date, after giving effect to all of the transactions contemplated by and in this Agreement (including the payment of the Closing Date Payment), Seller will not be insolvent and will have sufficient capital to continue in business and pay its debts as they become due.

4.11 Revocation. The Priority Review Voucher has not been revoked and Seller has not done or omitted to do any act, which act or omission would reasonably be expected to result in revocation of the Priority Review Voucher.

4.12 Marketed Product. Seller has initiated marketing in the United States of the rare pediatric disease product for which the Priority Review Voucher was awarded within the 365-day period beginning on the date of the FDA approval of such rare pediatric disease product and has continuously marketed such product in the United States since its approval. The rare pediatric disease product application for which the Priority Review Voucher was awarded was not submitted by Seller or Asklepion to the FDA prior to the date that is ninety (90) days after the date of enactment of the Prescription Drug User Fee Amendments of 2012.

4.13 Asklepion APA; FDA Letters. Seller has provided Buyer with a true, correct and complete copy of (a) the Asklepion APA and (b) correspondence from Asklepion and Seller notifying the FDA of the transfer of the Priority Review Voucher from Asklepion to Seller. Seller is in full compliance with the Asklepion APA except to the extent that any such noncompliance would not reasonably be expected to restrict, limit or preclude the transfer and/or use of the Purchased Assets to or by Buyer.

4.14 Document Disclosure. Attached as Schedule 4.14 is a true, correct and complete list of all documents made available to Buyer in the Electronic Data Room.

4.15 Intent to Use. Neither Seller nor Asklepion, nor any of their respective Affiliates, has filed or submitted to the FDA a notification of intent to use the Priority Review Voucher, as described in 21 USC 360ff(b)(4)(A).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

5.1 Organization, Standing and Power. Buyer is a société anonyme duly formed, validly existing and in good standing under the laws of France.

5.2 Authority. Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.3 Noncontravention. The execution and delivery by Buyer of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (a) any provision of the organizational or governing documents of Buyer, in each case as amended to date, (b) any Contract to which Buyer is a party or by which it is bound (except as would not reasonably be expected to adversely affect the ability of Buyer to consummate the Asset Purchase) or (c) except as may be required to comply with the HSR Act, any Legal Requirements applicable to Buyer (except as would not reasonably be expected to adversely affect the ability of Buyer to consummate the Asset Purchase).

5.4 No Consents. Except for any consents or approvals previously obtained by Buyer and as may be required to comply with the HSR Act, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except as would not reasonably be expected to adversely affect the ability of Buyer to consummate the Asset Purchase.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions Precedent of Buyer and Seller. Each Party’s obligations to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a) HSR Act. The applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other material legal restraint or prohibition issued or promulgated by a Governmental Entity preventing the consummation of the transactions contemplated by this Agreement shall be in effect, and there shall not be any applicable Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal.

(c) No Governmental Litigation. There shall not be any Proceeding commenced or pending by a Governmental Entity seeking to prohibit, limit, delay, or otherwise restrain the consummation of this Agreement and/or the transactions contemplated hereby.

6.2 Buyer’s Conditions Precedent. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a) Accuracy of Representations. Each of the representations and warranties made by Seller in this Agreement (other than the representations and warranties made by Seller in Sections 4.5, 4.11, 4.12 and 4.15) shall be true and correct in all respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date), provided that any such failure of such representations and warranties to be true and correct shall be disregarded if it would not, individually or in the aggregate, reasonably be expected to restrict, limit or preclude the transfer and/or use of the Purchased Assets to or by Buyer. Each of the representations and warranties made by Seller in Sections 4.5, 4.11, 4.12 and 4.15 shall be true and correct in all respects at and as of the Closing Date (or, in each case, if made as of a specified period or date, as of such period or date).

(b) Performance of Covenants. All of the covenants and obligations that Seller is required to comply with or to perform hereunder at or prior to the Closing Date shall have been complied with and performed in all material respects.

(c) Closing Certificate. Seller shall have delivered to Buyer a certificate, dated the Closing Date and duly executed by Seller, certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) Lender Release. (i) The Lender Release, including a related UCC-3 termination statement, shall have been delivered to Seller (and in the case of the UCC-3 termination statement, filed with applicable Governmental Entities) by or on behalf of the lenders under the Credit Agreement, and (ii) Seller shall have provided Buyer with true, correct and complete copies of the Lender Release and an as-filed copy of such UCC-3 termination statement.

6.3 Seller’s Conditions Precedent. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a) Accuracy of Representations. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date), except to the extent that such representations and warranties are qualified by the term “material”, or words of similar import, in which case such representations and warranties (as so written, including the terms “material”, or words of similar import) shall be true and correct in all respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date).

(b) Performance of Covenants. All of the covenants and obligations that Buyer is required to comply with or to perform hereunder at or prior to the Closing Date shall have been complied with and performed in all material respects.

(c) Closing Certificate. Buyer shall have delivered to Seller a certificate, dated the Closing Date and duly executed by Buyer, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

PRE-CLOSING COVENANTS AND AGREEMENTS

7.1 Seller and Buyer shall file, or shall cause their ultimate parent entities as defined in the HSR Act to file, as soon as practicable (but not later than five Business Days) after the Effective Date, any notifications required under the HSR Act, and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity for additional information or documentation. In connection therewith, the Parties shall, or shall cause their respective Affiliates to, (i) furnish to the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, and (ii) keep the other Party reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from the applicable Governmental Entity.

7.2 Subject to applicable confidentiality restrictions or restrictions required by applicable Legal Requirements, each Party will notify the other promptly upon the receipt of (i) any comments or questions from any Governmental Entity in connection with any filings made pursuant to Section 7.1 or the transactions contemplated by this Agreement and (ii) any request by any Governmental Entity for information or documents relating to an investigation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Governmental Entity relating to the transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of both Parties. Subject to applicable Legal Requirements, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any Party.

7.3 Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, the Parties or any of their respective Affiliates to offer or agree to (A) (i) sell, hold, hold separate, divest, license, discontinue or limit, before or after the Closing Date, any assets, businesses, equity holdings, intellectual property, or other interests or (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses, equity holdings, intellectual property or interests (including but not limited to any requirements to enter into new contracts or modify or terminate existing contracts) or (B) any material modification or waiver of the terms and conditions of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) Indemnification by Seller. Seller will indemnify, defend and hold Buyer and its Affiliates, and their respective directors, officers, employees and agents harmless for, from and against any and all Liabilities, losses, damages, costs and expenses (including reasonable attorneys’ fees) (collectively, “Damages”) arising out of any third party claims (“Claims”) resulting from (i) any breach of Seller’s representations, warranties, covenants or obligations under this Agreement or any certificate delivered by Seller hereunder, (ii) Seller’s grossly negligent and/or wrongful acts, omissions or misrepresentations, regardless of the form of action, in connection with this Agreement, and/or (iii) any Excluded Liabilities.

(b) Indemnification by Buyer. Buyer will indemnify, defend and hold Seller and its Affiliates, and their respective directors, officers, employees and agents harmless for, from and against any and all Damages arising out of any Claims resulting from (i) any breach of Buyer’s representations, warranties, covenants or obligations under this Agreement or any certificate delivered by Buyer hereunder, (ii) Buyer’s grossly negligent and/or wrongful acts, omissions or misrepresentations, regardless of the form of action, in connection with this Agreement, and/or (iii) Buyer’s, its Affiliates’, or any subsequent transferee’s use of the Purchased Assets.

8.2 Indemnification Procedures.

(a) A Person entitled to indemnification pursuant to Section 8.1 will hereinafter be referred to as an “Indemnitee.” A Party obligated to indemnify an Indemnitee hereunder will hereinafter be referred to as an “Indemnitor.” Indemnitee shall inform Indemnitor of any Claim as soon as reasonably practicable after the Claim arises, it being understood and agreed that the failure to give such notice will not relieve the Indemnitor of its indemnification obligation under this Agreement except and only to the extent that such Indemnitor is actually and materially prejudiced as a result of such failure to give notice.

(b) If the Indemnitor has acknowledged in writing to the Indemnitee the Indemnitor’s responsibility for defending such Claim, the Indemnitor shall have the right to defend, at its sole cost and expense, such Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnitor to a final conclusion or settled at the discretion of the Indemnitor; provided, however, that the Indemnitor may not enter into any compromise or settlement unless (i) such compromise or settlement includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnitee of a release from all liability in respect of such Claim; and (ii) the Indemnitee consents to such compromise or settlement, which consent shall not be withheld or delayed unless such compromise or settlement involves (A) any admission of legal wrongdoing by the Indemnitee, (B) any payment by the Indemnitee that is not indemnified hereunder or (C) the imposition of any equitable relief against the Indemnitee. If the Indemnitor does not elect to assume control of the defense of a Claim or if a good faith and diligent defense is not being or ceases to be materially conducted by the Indemnitor, the Indemnitee shall have the right, at the expense of the Indemnitor, upon at least ten (10) Business Days’ prior written notice to the Indemnitor of its intent to do so, to undertake the defense of such Claim for the account of the Indemnitor (with counsel reasonably selected by the Indemnitee and approved by the Indemnitor, such approval not to be unreasonably withheld or delayed), provided, that the Indemnitee shall keep the Indemnitor apprised of all material developments with respect to such Claim and promptly provide the Indemnitor with copies of all correspondence and documents exchanged by the Indemnitee and the opposing party(ies) to such litigation. The Indemnitee may not compromise or settle such litigation without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.

(c) The Indemnitee may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnitor pursuant to this Section 8.2 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnitor shall bear such costs and expenses if counsel for the Indemnitor shall have reasonably determined that such counsel may not properly represent both the Indemnitor and the Indemnitee.

ARTICLE IX

TERMINATION

9.1 Termination Prior to Closing. Notwithstanding any contrary provisions of this Agreement, the respective obligations of the Parties hereto to consummate the transactions contemplated by this Agreement may be terminated and abandoned at any time before the Closing only as follows:

(a) Upon the mutual written consent of Buyer and Seller; or

(b) By either Party, by written notice to the other Party if the Closing has not occurred on or before September 30, 2015 for any reason; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose material breach of any provision set forth in this Agreement has resulted in the failure of the Closing to occur on or before such date.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (except for the provisions of this Section 9.2, ARTICLE I and ARTICLE XI, which shall survive any such termination) and there shall be no liability on the part of Buyer or Seller except for damages resulting from any breach prior to termination of this Agreement by Buyer or Seller.

ARTICLE X

ADDITIONAL COVENANTS

10.1 Further Assurances.

(a) The Parties shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, including without limitation any notifications or filings required to be made to the FDA in connection with the transfer of the Purchased Assets, and shall (a) furnish upon request to each other such further information, (b) execute and deliver to each other such other documents, and (c) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement, including the use by Buyer, its Affiliates and/or their respective successors and assigns of the Priority Review Voucher in accordance with its terms and applicable Legal Requirements.

(b) Without limiting the foregoing, Buyer and Seller agree to cooperate and assist each other with respect to all filings or notifications to any Governmental Entity related to the transfer and assignment of the Purchased Assets.

10.2 Compliance with Legal Requirements; Asklepion APA. Seller shall at all times comply with all Legal Requirements applicable to the Purchased Assets, including any and all Legal Requirements applicable to the use or transfer of the Priority Review Voucher. Seller shall forward to Buyer any communications or notices it or its Affiliates receive from any Governmental Entity in respect of the Purchased Assets. At the request of Buyer, from time to time, Seller shall exercise any and all rights and enforce any and all obligations of Asklepion under the Asklepion APA for the benefit of Buyer, except to the extent that failure to exercise such rights or enforce such obligations would not reasonably be expected to restrict, limit or preclude the transfer and/or use of the Purchased Assets to or by Buyer. Seller and its Affiliates shall at all times comply with their obligations under the Asklepion APA except to the extent that noncompliance with such obligations would not reasonably be expected to restrict, limit or preclude the transfer and/or use of the Purchased Assets to or by Buyer.

10.3 Marketing. Seller will continuously market in the United States the rare pediatric disease product for which the Priority Review Voucher was awarded for the 365-day period beginning on the date of the FDA approval of such rare pediatric disease product to the extent required, now or in the future, under applicable Legal Requirements or otherwise by any applicable Governmental Entity for the use or transfer of the Priority Review Voucher.

10.4 Nondisclosure.

(a) With respect to Confidential Information received, the Parties will (i) keep the Confidential Information confidential, (ii) not use any Confidential Information for any reason other than to carry out the intent and purpose of this Agreement, and (iii) not disclose any Confidential Information to any Person, except in each case as otherwise expressly permitted by this Agreement or with the prior written consent of the disclosing Party.

(b) A Party may disclose Confidential Information only to its Representatives on a need-to-know basis.

(c) A Party will (i) enforce the terms of this Section 10.4 as to its Representatives, (ii) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Section 10.4, and (iii) be responsible and liable for any breach of this Section 10.4 by it or its Representatives.

(d) If a Party becomes compelled by a court or is requested by a Governmental Entity to make any disclosure that is prohibited or otherwise constrained by this Section 10.4, such Party shall provide the disclosing Party with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 10.4. In the absence of a protective order or other remedy, the Party subject to the requirement to disclose may disclose that portion (and only that portion) of the Confidential Information that, based upon advice of its counsel, it is legally compelled to disclose or that has been requested by such Governmental Entity; provided, however, that such Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed.

10.5 Disclosures Concerning this Agreement. The Parties have mutually agreed upon the contents of a press release with respect to the execution of this Agreement, which is attached as Exhibit C hereto and shall be issued by Seller on the Effective Date. Buyer and Seller agree not to (and to ensure that their respective Affiliates do not) issue any other press releases or public announcements concerning this Agreement without the prior written consent of the other Party (which shall not be unreasonably withheld or delayed), except as required by a Governmental Entity or applicable Legal Requirement (including the rules and regulations of any stock exchange or trading market on which a Party’s (or its parent entity’s) securities are traded); provided that the Party intending to disclose such information shall use reasonable efforts to provide the other Party with advance notice of such required disclosure, and an opportunity to review and comment on such proposed disclosure (which comments shall be considered in good faith by the disclosing Party). Notwithstanding the foregoing, without prior submission to or approval of the other Party, either Party may issue press releases or public announcements which incorporate information concerning this Agreement which information was included in a press release or public disclosure which was previously disclosed under the terms of this Agreement or which contains only non-material factual information regarding this Agreement. Each Party acknowledges that the other Party, or the other Party’s parent entity, as a publicly traded company is legally obligated to make timely disclosures of material events relating to its business. The Parties acknowledge that either or both Parties may be obligated to file a copy of this Agreement with the United States Securities and Exchange Commission.

ARTICLE XI

GENERAL PROVISIONS

11.1 Survival. Except as expressly set forth herein, the representations and warranties contained in this Agreement, and liability for the breach thereof, shall survive the Closing Date and shall remain in full force and effect for a period of three (3) years following the Closing Date; provided, however, that the representations and warranties contained in Sections 4.5, 4.11, 4.12 and 4.15 hereof, and all covenants and obligations contained herein, shall, in each case, survive the Closing Date and remain in full force and effect until the expiration of the applicable statute of limitations.

11.2 Transfer Taxes and Fees. Any and all sales, excise, use, value-added and similar taxes, fees or duties assessed or incurred by reason of the sale by Seller and the purchase by Buyer of the Purchased Assets hereunder shall be shared equally between the Seller and Buyer, regardless of which Party such taxes, fees or duties are assessed against.

11.3 Notices. Any notice or other communication required or permitted to be delivered to any Party shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; or (b) upon such Party’s receipt after being sent by registered mail, by courier or express delivery service, in any case to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Party in accordance with this Section 11.3):

(i) if to Buyer, to:

Sanofi

54, rue La Boétie

75008 Paris, France

Attention: Jose Ferrer, Vice President, Legal Operations

(ii) if to Seller, to:

Retrophin, Inc.

12255 El Camino Real

Suite 250

San Diego, CA 92130

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

Attn: Jason L. Kent

11.4 Construction.

(a) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) Except as otherwise indicated, all references in this Agreement to “Articles” and “Sections” are intended to refer to Articles and Sections of this Agreement.

11.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Party hereto, it being understood that all Parties hereto need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the Parties hereto to the terms and conditions of this Agreement.

11.6 Entire Agreement. This Agreement, including all exhibits and schedules attached hereto, sets forth the entire understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings among or between the Parties relating to the subject matter hereof, including, without limitation, the Offer Letter from Sanofi to Seller dated May 7, 2015.

11.7 Assignment. No Party will have the right to assign this Agreement, in whole or in part, by operation of law or otherwise, without the other Party’s express prior written consent. Any attempt to assign this Agreement without such consent, will be null and void. Notwithstanding the foregoing, any Party may assign this Agreement, in whole or in part, without the consent of the other Party: (a) to a Third Party that succeeds to all or substantially all of its assets or business related to this Agreement (whether by sale, merger, operation of law or otherwise); or (b) to an Affiliate of such Party. Notwithstanding the foregoing, Buyer may assign this Agreement, in whole or in part, without Seller’s consent, to any purchaser, transferee, or assignee of any of the Purchased Assets. For the avoidance of doubt, no assignment made pursuant to this Section 11.7 shall relieve the assigning Party of any of its obligations under this Agreement. Subject to the foregoing, this Agreement will bind and inure to the benefit of each Party’s successors and permitted assigns.

11.8 Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this

Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties hereto shall use commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.9 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any Party of any right to specific performance or injunctive relief.

11.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or if such court does not have subject matter jurisdiction, State Court of the State of New York located in New York County) solely and specifically for the purposes of any action or proceeding arising out of or in connection with this Agreement.

11.11 Amendment; Extension; Waiver. Subject to the provisions of applicable law, the Parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the Parties hereto. At any time, any Party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

11.12 Representation By Counsel; Interpretation. Seller and Buyer each acknowledge that it has been represented by its own legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of Buyer and Seller has caused this Asset Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SANOFI

By:	/s/ Constantine Chinoporos
Name:	Constantine Chinoporos
Title:	Vice President

RETROPHIN, INC.

By:	/s/ Stephen Aselage
Name:	Stephen Aselage
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

Exhibit A

Seller’s FDA Letter

[Retrophin Letterhead]

[Date]

[FDA Contact]

[FDA Address]

RE: NDA 205750 CHOLBAM (Cholic Acid) Capsules 50mg and 250mg – Transfer of Rare Pediatric Disease Priority Review Voucher PRV NDA 205750 (the “Voucher”)

Dear [FDA Contact]:

Reference is made to the subject NDA and all related correspondence.

Please be advised that as of [Date], Sanofi (“Sanofi”) has legally accepted complete ownership of the Voucher from Retrophin, Inc. (“Retrophin”). Retrophin hereby authorizes transfer of ownership of the Voucher to Sanofi.

Retrophin has provided Sanofi with an unredacted copy of the CHOLBAM (NDA 205750) approval letter from the Department of Health and Human Services to Asklepion Pharmaceuticals, LLC (Reference ID 3717431), which includes the Voucher (the “Approval Letter”). Sanofi agrees to use the Voucher in accordance with the terms of the Approval Letter.

Please do not hesitate to contact me should you have any questions or comments.

Sincerely,

[Retrophin Contact]

Exhibit B

Buyer’s FDA Letter

[Sanofi Letterhead]

[Date]

[FDA Contact]

[FDA Address]

RE: NDA 205750 CHOLBAM (Cholic Acid) Capsules 50mg and 250mg – Transfer of Rare Pediatric Disease Priority Review Voucher PRV NDA 205750 (the “Voucher”)

Dear [FDA Contact]:

Reference is made to the subject NDA and related correspondence regarding PRV NDA 205750.

Please be advised that as of [Date], Sanofi (“Sanofi”) has legally accepted complete ownership of the Voucher from Retrophin, Inc. (“Retrophin”).

Retrophin has provided Sanofi with an unredacted copy of the CHOLBAM (NDA 205750) approval letter from the Department of Health and Human Services to Asklepion Pharmaceuticals, LLC (Reference ID 3717431), which includes the Voucher (the “Approval Letter”). Sanofi hereby advises the Agency of the legal transfer of the Voucher from Retrophin to Sanofi, and agrees to use the Voucher in accordance with the terms of the Approval Letter.

The regulatory contact information for the Voucher is as follows:

[Sanofi Contact]

Please do not hesitate to contact me should you have any questions or comments.

Sincerely,

[Sanofi Contact]